06 2-20-02





02005103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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RECEIVED
FEB 1 4 2002
456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-00 (MM/DD/YY) AND ENDING 09-30-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carey, Thomas, Hoover, & Breault, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E. Central, Ste 200
(No. and Street)

Wichita	KS	67206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Breault (316) 634-2222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanneman & Hewitt, PA
(Name — *if individual, state last, first, middle name*)

229 E. William, Ste 310	Wichita	KS	67202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Breault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carey, Thomas, Hoover, & Breault, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President/Secretary

Title



VONNA L. PEERSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11-7-2003

Vonna L. Peerson

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HANNEMAN
& HEWITT,
PA

Certified Public
Accountants

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITORS' REPORT

CAREY, THOMAS, HOOVER & BREAULT, INC.

YEAR ENDED SEPTEMBER 30, 2001

229 E. William
Suite 310

INDEX



HANNEMAN
& HEWITT,
PA

Certified Public
Accountants

Delbert W. Hanneman,
CPA
Scott R. Hewitt,
CPA

Members
American Institute of
Certified Public
Accountants

Kansas Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

We have audited the accompanying statement of financial condition of Carey, Thomas, Hoover & Breault, Inc. as of September 30, 2001, and the related statements of operations and changes in accumulated earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hanneman + Hewitt, PA

November 8, 2001
(except for Note G , as to
which the date is January 11, 2002)

229 E. William
Suite 310
Wichita, Kansas
67202
(316) 269-4500
FAX (316) 269-2005

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Current Assets				
Cash	$	48,348		
Cash deposits with clearing broker-dealer		50,096		
Marketable securities at market value		10		
Deferred income tax asset		1,835		
Total Current Assets			$	100,289
Total Assets			$	100,289

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities				
Accounts payable	$	2,500		
Accounts payable - CTHB Investments		500		
Corporate income taxes payable		1,295		
Payroll taxes payable		20,381		
Retirement plan payable		4,652		
Total Current Liabilities			$	29,328
Stockholders' Equity				
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		1,000		
Additional paid-in capital		62,954		
Accumulated earnings		7,007		
Total Stockholders' Equity				70,961
Total Liabilities and Stockholders' Equity			$	100,289

The accompanying notes are an integral part of these statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Revenues		
Commissions	$ 1,175,718	
Interest income	25,437	
Unrealized loss on marketable securities	(276)	
Other income	5,217	
Total Revenues		$ 1,206,096
Operating Expenses		
Officers salaries	498,880	
Sales salaries	133,031	
Employee salaries	32,414	
Payroll taxes	30,948	
Commissions	156,349	
Pension plan contributions	3,306	
Management fees	179,000	
Clearance paid	48,580	
Auto expense	18,522	
Communication expense	15,641	
Insurance expense	37,652	
Quotation expense	20,433	
Licenses and fees	8,917	
Legal and audit	8,360	
Messenger and delivery expense	111	
Professional services	2,260	
Research and subscriptions	4,699	
Office expense	201	
Miscellaneous	83	
Contributions	100	
Total Operating Expenses		1,199,487
Income Before Income Taxes		6,609
Provision for Income Taxes		
Current income taxes	2,414	
Deferred income tax benefit	(52)	
Total Provision for Income Taxes		2,362
Net Income		4,247
Accumulated Earnings, Beginning of Year		2,760
Accumulated Earnings , End of Year		$ 7,007

The accompanying notes are an integral part of these statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS	TOTAL
Balance, Beginning of Year	$ 1,000	$ 23,454	$ 2,760	$ 27,214
Capital contributions	-	39,500	-	39,500
Net income	-	-	4,247	4,247
Balance, End of Year	$ 1,000	$ 62,954	$ 7,007	$ 70,961

The accompanying notes are an integral part of these statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Cash Flows From Operating Activities				
Net income for the year	$	4,247		
Adjustments to reconcile net income to net cash provided by operating activities:				
Unrealized loss on marketable securities		276		
Deferred income tax benefit		(52)		
(Increase) decrease in:				
Prepaid income taxes		1,133		
Increase (decrease) in:				
Accounts payable		(2,000)		
Income tax payable		1,295		
Payroll taxes payable		12,841		
Retirement plan payable		4,652		
Net Cash Provided by Operating Activities			$	22,392
Cash Flows From Investing Activities				0
Cash Flows From Financing Activities				
Capital contribution				39,500
Net Increase in Cash				61,892
Cash at Beginning of Year				36,552
Cash at End of Year			$	98,444

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Business Activity

Carey, Thomas, Hoover & Breault, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on February 21, 1995, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, annuity, and life insurance contract commissions make up the Company's revenues. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are exclusively held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

Income Recognition

Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less a deferred tax benefit relating to a difference between the recognition of loss on marketable securities for financial and income tax reporting. A deferred tax asset represents the future tax return consequences of those differences, which will be deductible when the assets are recovered or settled.

Advertising Costs

Advertising costs are generally paid under the Company's management agreement and are expensed as incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, including deposits with clearing organizations, with a maturity of six months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTIES

The Company has entered into a management agreement with its parent corporation in which the parent corporation is to provide certain management services including advertising, administration, secretarial, equipment, office space and utilities, telephone and other services necessary to operate the broker-dealer business. The parent corporation has agreed to provide adequate capital to the Company. In exchange, the Company pays to the parent corporation, on a month to month basis, excess funds as determined by the management agreement of Carey, Thomas, Hoover & Breault, Inc. The amounts paid cannot deplete capital of the Company below a level required by regulatory agencies and are expensed by the Company when due. The Company expensed $179,000 under this agreement during the year ended September 30, 2001.

NOTE C - INCOME TAXES

Income tax expense for the year ended September 30, 2001, consists of the following:

Current	
Federal	$ 1,906
State	508
Total Current Income Taxes Expense	2,414
Deferred Tax Benefit	
Federal	(41)
State	(11)
Total Deferred Income Taxes Benefit	(52)
Income Tax Expense Charged to Operations	$ 2,362

The deferred tax asset results from an unrealized loss on marketable securities, which is deductible for tax reporting when actually worthless or sold. The unrealized loss at September 30, 2001, is $1,835.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2001, the Company had net capital of $69,028 which was $19,028 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.42 to 1.

NOTE E - 401(k) PLAN

Beginning May, 2001, the Company began sponsoring a 401(k) plan so that employees may

NOTE E - 401(k) PLAN (CONTINUED)

contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $3,306 to the 401(k) plan to supplement employee contributions.

NOTE F - NAME CHANGE

Effective May 1, 2001, Hoover, Breault & Company, Inc. changed its name to Carey, Thomas, Hoover & Breault, Inc.

NOTE G - CORRECTION OF NOTE D AND SCHEDULE 1

The original audited financial statements issued November 8, 2001 used the incorrect amount of minimum net capital required by the Securities and Exchange Commission Uniform Net Capital Rule. Note D and Schedule 1 of the Supplementary Information have been revised to reflect the correct amount of the minimum net capital required.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2001

Net Capital		
Total Stockholders' Equity	$	70,961
Deduct stockholders' equity not allowed for net capital		0
Total Stockholders' Equity Qualified for Net Capital		70,961
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other deductions or credits		0
Total Capital and Allowable Subordinated Liabilities		70,961
Deductions and/or Other Charges:		
A. Non-allowable assets:		
Clearing deposit interest receivable		(96)
Deferred income tax asset		(1,835)
Income tax receivable		0
B. Secured demand not deficiency		0
C. Commodity futures contracts and spot commodities		0
D. Other deductions and/or charges		0
Net Capital Before Haircuts on Securities Position		69,030
Haircuts on Securities:		
A. Contractual securities commitments		0
B. Deficit in securities collateralizing demand notes		0
C. Trading and investment securities		0
1. Exempted securities		0
2. Debt securities		0
3. Options		0
4. Other securities		(2)
D. Undue concentrations		0
E. Other		0
Net Capital	$	69,028
Aggregate Indebtedness		
Accounts payable		3,000
Payroll taxes payable		20,381
Corporate income taxes payable		1,295
Retirement plan payable		4,652
Total Aggregate Indebtedness	$	29,328
Percentage of Aggregate Indebtedness to Net Capital		42.49%
Computation of Basic Net Capital Requirement		
Minimum of Net Capital Requirement of Reporting Broker or Dealer	$	50,000
Excess Net Capital	$	19,028
Excess Net Capital at 1000%	$	66,095
Excess Net Capital at 1500%	$	67,073

Reconcilation of basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditors' report.

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30,2001

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

See independent auditors' report.